September 15, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Sterling Capital Funds
Issuer CIK: 0000889284
Issuer File Number: 033-49098/811-06719
Form Type: 8-A12B
Filing Date: September 15, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Sterling Capital Enhanced Core Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications